Exhibit 99.9

April 27, 2026

To:Nicola Mining Inc.

Suite 1212 – 1030 West Georgia Street

Vancouver, BC V6E 2Y3, Canada

Consent of Expert

The undersigned hereby consents to the inclusion in the Annual Report on Form 40-F and the documents incorporated by reference therein (“Annual Report”) of Nicola Mining Inc. (the “Company”) for the year ended December 31, 2025 of references to, and the information derived from, the report titled “NI 43-101 Technical Report on the Preliminary Copper Resource for the Southern Dump and 3060 Portal Dumps” with an effective date of May 21, 2020 and to the references, as applicable, to the undersigned’s name included in or incorporated by reference with respect to the disclosure of technical and scientific information contained in the Annual Report (the “Technical Information”). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2025.

The undersigned further consents to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-293048) filed with the United States Securities and Exchange Commission, of the references to the undersigned’s name and the Technical Information in the Annual Report.

/s/ “James N. Gray”
James N Gray, P. Geo.